Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

July 29, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Kevin Kuhar, Margaret Schwartz and Celeste Murphy

Re:	Cognition Therapeutics, Inc. Registration Statement on Form S-1 As Filed July 19, 2021 File No. 333-257999

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Cognition Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated July 21, 2021 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC July 19, 2021. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement as further described below and is publicly filing the amended Registration Statement on Form S-1 (the “Amended S-1”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Registration Statement on Form S-1, Filed July 19, 2021

Exhibits

1.	Please file the Restrictive Covenant Agreements with Ms. Ricciardi and Mr. O’Brien pursuant to Item 601 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises that it has filed the Form of Restrictive Covenant Agreement of Ms. Ricciardi and Mr. O’Brien as Exhibit 10.21 to the Amended S-1.

Securities and Exchange Commission July 29, 2021 Page 2

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:

Via Email

Lisa Ricciardi, Cognition Therapeutics, Inc.

James M. O’Brien, Cognition Therapeutics, Inc.

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP

Stephen Older, McGuireWoods LLP

Rakesh Gopalan, McGuireWoods LLP

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